FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 24, 2009
Commission File Number: 001-33670
SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):
☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On November 24, 2009, Seanergy Maritime Holdings Corp. issued a press release announcing it has secured a one year time charter for its M/V “Delos Ranger” at a gross daily rate of $20,000.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
SUBMITTED HEREWITH:

Exhibits

99.1	Press Release dated November 24, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Seanergy Maritime Holdings Corp.
Dated: November 24, 2009	By:	/s/ Dale Ploughman
		Name:	Dale Ploughman
		Title:	Chief Executive Officer

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